UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated March 12, 2025.

Item 1

Millicom (Tigo) and Telefonica sign definitive sale-purchase agreement in Colombia

Luxembourg, March 12, 2025 – Pursuant to the announcement on July 31, 2024, Millicom and Telefonica have entered into a definitive agreement for the acquisition by Millicom of Telefonica’s controlling 67.5% equity stake in Coltel, subject to closing conditions including regulatory approvals. Millicom has also agreed to offer to purchase the remaining 32.5% of Coltel equity owned by La Nación and other investors at the same purchase price per share offered to Telefonica. In line with the prior announcement, the purchase price of $400 million is subject to customary adjustments for net debt evolution, working capital and changes in foreign exchange rates, and as of September 30, 2024, would be $362 million.

The proposed combined entity would rejuvenate Colombia's telecom sector by forming a robust telecom entity with the necessary scale and financial capacity to support the significant network and spectrum investments required to achieve Colombia's ambitious digital inclusion objectives.

Millicom also reiterates its offer to acquire its partner’s 50% stake in UNE for cash at a price per share derived from applying a valuation multiple comparable to the one implied by the Coltel acquisition.

Millicom CEO Marcelo Benitez commented, “This transaction strengthens our presence in Colombia, and with this strategic move, Millicom reaffirms its ongoing commitment to expanding connectivity and coverage, accelerating digital transformation, and actively contributing to Colombia's continued growth and competitiveness.”

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

Certain of this information was, prior to this release, inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 23.50 CET on March 12, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: March 13, 2025